Exhibit 1.5

ANACONDA OUTLINES BENEFITS OF PREMIUM OFFER

IN LETTER TO MARITIME SHAREHOLDERS;

SETS RECORD STRAIGHT ON MISLEADING STATEMENTS BY MARITIME BOARD

TORONTO, ON — May 7, 2018 - Anaconda Mining Inc. (“Anaconda” or the “Company”) — (TSX:ANX) today has issued a letter to the shareholders of Maritime Resources Corp. (TSX-V:MAE) (“Maritime”) concerning Anaconda’s previously announced offer (the “Offer”) to acquire all of the outstanding common shares of Maritime (“Maritime Shares”), together with the associated rights issued under the shareholder rights plan of Maritime, for consideration of 0.390 of an Anaconda share per Maritime Share.

Anaconda’s letter to Maritime shareholders highlights the significant benefits of accepting the Offer, while addressing misleading and factually incorrect statements in Maritime’s Directors’ Circular (the “Circular”) filed on SEDAR on April 30, 2018.  Anaconda believes that there is nothing in the Circular that detracts from its compelling Offer which allows Maritime shareholders to immediately benefit from a significant purchase premium, while maintaining the ability to participate in the creation of an emerging Atlantic Canadian gold producer with a significant growth profile.

Anaconda is concerned and disappointed by the numerous misleading and factually incorrect statements made by the Directors and Management of Maritime in the Circular, which highlights their underlying motivation of personal entrenchment, rather than any meaningful consideration of this compelling Offer.

Anaconda has highlighted some of these statements below, and addresses them fully in the letter to shareholders:

Maritime Assertion	Anaconda Response

Anaconda’s assets are depleting and fast

•                  Maritime’s allegation that the Point Rousse Project has only five months of ore remaining is patently and demonstrably false.

•                  Per Anaconda’s NI 43-101 Technical Report dated February 26, 2018, the Company has in excess of two years of ore supply from the Pine Cove and Stog’er Tight mines at the Point Rousse Project.

•                  The Argyle Deposit will be the next available feed source to the Pine Cove Mill, with the process already underway to permit a mine in an area that will not infringe on any protected watershed area.

•                  The Goldboro Gold Project, a long-life high-grade Mineral Resource, is projected to begin production in 2021; The Preliminary Economic Assessment, filed on March 2, 2018, estimates production of approximately 376,000 ounces of gold over nearly 9 years.

Maritime Shareholders would contribute 83% of the Mineral Reserves but only receive a 23% interest in Anaconda

•                  Anaconda is contributing a 1,300 tonne-per-day mill, 15+ years of tailings capacity, generation of operating cash flow that has averaged $4.7 million after corporate G&A, 61% of the Measured and Indicated Mineral Resources, and an experienced workforce and senior management team; Maritime did not include these  important business attributes in its evaluation and, thereby, presented information to Maritime shareholders that is incomplete.

•                  Maritime’s proven and probable reserves are not actually Mineral Reserves, as they are not quoted on a diluted and recoverable basis; Anaconda’s proven and probable reserves include a dilution and recovery factor, in keeping with industry reporting standards.

• Maritime incorrectly stated Anaconda’s Inferred Resources in their Circular — Anaconda has 456,390 ounces of Inferred Resources between Point Rousse, Goldboro and the Great Northern Project.

Anaconda is spending more than it’s making

•                  Anaconda generated earnings before interest, taxes, depreciation and amortization (“EBITDA”) of $5.6 million from its Point Rousse Project during the seven months ended December 31, 2017, and generated operating cash flow of $2.0 million, after corporate and other costs. In the first quarter of 2018, the Company generated $3.3 million of EBITDA at Point Rousse, and generated operating cash flow of $1.0 million, after corporate costs.

•                  Comparatively, over the past 2 years Maritime has raised almost $4.7 million in dilutive financing with almost 50% spent on corporate G&A.

Offer not a good value

•                  Despite claiming the Offer is not fair, Maritime concurrently announced a below-market financing of less than $0.10 per Maritime Share.

•                  The Offer provides for an immediate purchase premium, a clear and accelerated path to production for Hammerdown, while offering Maritime’s investors a continued participation in the growth of the combined entity with the potential for a significant re-rating and the associated stock price appreciation.

•                  Upon closing of the transaction, the pro forma Company will have an enterprise value per Measured and Indicated Mineral Resources of $43 per ounce, with a significant re-rating potential to a peer group average of $119 per ounce, which can only be generated if the Offer is accepted.

•                  Maritime suggests Anaconda and the market has not adequately valued its asset. The valuation gap between any resource estimate and the market value of Maritime is a clear and unbiased reflection of the capital markets’ view of Maritime Management’s ability to realize the company’s inherent value.

Maritime’s “View to Production”

•                  The Circular does not actually outline a plan to develop Hammerdown with any meaningful milestones.

•                  Maritime does not have the management team to execute on the development of Hammerdown. Anaconda has a complete senior staff with development and production experience in Newfoundland.

•                  The Nugget Pond Mill will not be available in the near-term, if at all. Anaconda’s Pine Cove Mill is available now.

•                  Nugget Pond has no spare tailings capacity. Anaconda has 15+ years of fully permitted tailings capacity now.

•                  Nugget Pond does not have spare crushing and grinding capacity. Anaconda’s Pine Cove Mill has spare capacity now.

Board’s Unanimously Recommends Rejecting the Offer

•                  Maritime has only one independent director, and two of the four Board members are the CEO and COO, who retain more value in their salaries and benefits than in equity.

•                  Under proper governance conditions, Maritime would establish a special committee of independent directors to review the Offer, which obviously has not occurred.

•                  Since the beginning of 2017, the Board has awarded its CEO and COO (also Board members) 33.3% raises in base salary, despite a declining share price and no tangible value creation — the inverse of the “pay for performance” principle.

•                  All actions to date have served to further entrench management at the expense of Maritime shareholders.

Anaconda can offer Maritime shareholders a clear and achievable plan to develop Maritime’s Hammerdown deposit, providing for a meaningful upfront purchase premium and the ability to participate not only in the advancement of Hammerdown, but the positive cash flow from Anaconda’s existing operations and an enlarged mineral resource and reserve portfolio in two historic mining areas within Newfoundland and Nova Scotia.

The Anaconda team is ready to begin the development process as soon as the transaction closes. It has the in-house resources to do the permitting work and, ultimately, Anaconda’s goal would be to have all necessary permits within two years or less.

Anaconda would employ an underground contract miner (and use Anaconda personnel for oversight) to reduce the upfront capital cost. It already has vendor relationships through its development of the Goldboro Gold Project. The Company would truck the whole ore to the Pine Cove Mill (closer than the Nugget Pond Mill). It expects that it would batch process the ore, circumvent the flotation circuit and do a whole ore leach process to achieve similar recovery rates as the Nugget Pond Mill.

Anaconda has already had preliminary discussions with several financing sources to fund the development of Hammerdown. It has already received a letter of intent from a financing source to fund a significant portion of the development and is expecting another term sheet by mid-May. The overwhelming response from investors is that they would be interested in financing Hammerdown because Anaconda would be involved and would bring a management team with a track record in developing and operating mines as well as the mill and tailings infrastructure.

The pro forma Company, with the Point Rousse Project, the Hammerdown Mine, and the Goldboro Gold Project, would provide the mineral resources to achieve Anaconda’s vision of becoming the next 100,000 ounce per annum gold producer in Canada, at high grades and with low costs.

Maritime Shareholders are encouraged to tender their Maritime Shares prior to the deadline on July 27, 2018 at 5:00 p.m. EST.  For assistance, please contact Kingsdale Advisors at 1.855.682.2031 or contactus@kingsdaleadvisors.com.

The full text of the letter to Maritime shareholders is included below.

Dear Maritime Resources Shareholder,

You have likely recently received Maritime Resources Corp.’s (“Maritime”) Directors’ Circular (the “Circular”) in which Maritime recommends that shareholders reject Anaconda Mining Inc.’s (“Anaconda” or the “Company”) offer to acquire all of the outstanding common shares of Maritime (“Maritime Shares”), together with the associated rights issued under the shareholder rights plan of Maritime, for consideration of 0.390 of a common share of Anaconda per each Maritime Share (the “Offer”).

The choice before you is important, yet simple:

By tendering to the Offer, Maritime shareholders receive an immediate and significant purchase premium, meaningful participation in the pro forma company with a vision to becoming a gold producer with production of 100,000 ounces per annum, a potential re-rating opportunity with the associated stock price appreciation, enhanced liquidity, and the opportunity to accelerate the development of Hammerdown with improved project cash flow.

OR

By not tendering, Maritime shareholders face continued chronic ownership dilution as management continues its history of share issuances to fund Management salaries and corporate overhead, with no concrete plan to develop Hammerdown, and no ability to fund the project.  By not acting and not tendering your shares, you will be agreeing to continued stagnation and chronic dilution, as you have experienced over the last few years.

Following a careful review of the Circular, Anaconda is concerned and disappointed by the numerous misleading and factually incorrect statements made by the Maritime Board of Directors and Management. It is clear that Management and the Board are afraid of any change to the status quo and is attempting to instill fear of the premium Offer by presenting an incoherent assemblage of innuendo, half-truths and blatant factual inaccuracies.  In so doing, their Circular serves to highlight their underlying motivation of personal entrenchment, rather than any meaningful consideration of our Offer or sincere concern for Maritime’s shareholders.

Anaconda, along with the Maritime shareholders who have already tendered their Maritime Shares, continue to believe the combination of Maritime and Anaconda is in the best interest of both companies and all shareholders. We are confident Maritime shareholders will see through the smoke screen of the Circular provided by Maritime and will see the clear benefits to them of this unique opportunity.  Anaconda stands alone in its interest in Maritime and there are no known alternative suitors, past or present.

Maritime’s Management and Board are Not Aligned with Maritime Shareholders

The Board of Directors is obligated to provide management oversight and represent your interests as a shareholder.  In an important corporate event like this, they should be giving you an unbiased opinion and evaluation of Maritime’s strategic options.  Proper governance procedures, when in receipt of such an Offer, would be for the Board to form a special committee of Independent Directors to evaluate the Offer and make a recommendation to the Board. The problem is, Maritime only has one Independent Director and two of the four Board members are the CEO and COO, who own little equity and are more incentivized to protect their jobs and maintain the status quo. You must question whose interests are being represented in the Circular and whether any of their opinions can truly be unbundled from their conflicted personal interests.

Maritime’s Board and Management are small owners but big takers.  Owning less than 2.5% of the outstanding Maritime Shares collectively, Maritime’s insiders take out over $700,000 annually in compensation and related costs.  Moreover since 2016, over a period of significant Maritime Share price decline and continued dilution, the CEO and COO (who are also directors) have recently awarded themselves salary increases of 33.3%, despite the lack of any meaningful progress on Maritime’s assets.

Maritime Shareholders Have Suffered Chronic Dilution

Indeed, over the past three years, Maritime has raised almost $4.7 million in dilutive equity financing, with almost 50% of the proceeds spent on corporate overhead. As shareholders you have suffered chronic dilution which is magnified by equity funds being used to sustain the lifestyles of insiders, rather than on value creation at your main asset, the Hammerdown mine.

Against this backdrop, ask yourself, are the interests of Maritime Management and Board aligned with you the beleaguered Maritime shareholder?

Maritime Proposes Another Dilutive Financing

Despite completing an equity financing as recently as March 2018, you are likely aware your Management has announced a further private placement of $1.0 million at an offer price below market and well below our premium Offer.  This reckless act is a thinly veiled attempt to disrupt the Offer, alter the Offer process and deprive you, the shareholders, of a unique opportunity to realize an immediate premium whilst also preserving your economic upside.  This upside includes your ongoing participation in a combined entity with significant commercial and financial potential, and a management team with a clear, demonstrable plan to create value for all shareholders.  Ask yourself, where will the $1.0 million go; will it advance your key asset and add value to your shares or will it be squandered to pay the CEO and COO a combined $440,000 this year?

Lack of Strategic Alternatives to Enhance Shareholder Value

Maritime’s Board is asking shareholders to reject our compelling Offer, suggesting that the Board is “considering strategic opportunities to enhance shareholder value in the near-term.” Ask yourself, in the last three years has Management demonstrated a track record of continuous progress to move the Hammerdown project toward production?  If they had insights on how to deliver strategic value, should they not have outlined those opportunities in the Circular?

In its Circular, Maritime makes several perplexing comments about Anaconda, contrary to publicly filed information, and then overlays this with innuendo, all transparently aimed at creating fear about Anaconda’s intentions.  Let’s set the record straight.  For the past two years, we have attempted to engage Maritime in a meaningful discussion about combining our two companies to create value and synergies for shareholders of both companies. Simply, the combined entity will be worth more than the sum of its parts. With peers trading at an enterprise value per Measured and Indicated Mineral Resources (“EV/Ounce”) of $119 per ounce and an initial EV/Ounce of $43 for the pro forma combined company, there is a tremendous opportunity to create value for all shareholders.

The sole reason we launched this tender Offer is that Management refused to engage in this discussion, so we brought our Offer directly to you, the longstanding and enduring owners of Maritime. There is nothing hostile about our Offer - it is intentionally a shareholder friendly equity offer, which will allow all shareholders to participate in an exciting value enhancing opportunity. Only those defending the status quo, whose interests are not aligned with their shareholders, would perceive it as hostile. Ask yourself, do “opportunists” persist for two years to make a friendly deal and then increase their initial offer and increase their premium?

Management and Board’s Misdirection Cannot Hide Valuation Realities

Management and the Board either do not understand or are intentionally attempting to mislead shareholders on fundamental valuation matters — neither of which is acceptable. On one hand, they claim that our premium Offer undervalues Maritime citing pre-tax estimates on a pre-feasibility study, as though we were buying bullion, in a world where taxes were not required to be paid.  At the same time, they arrange a below-market equity financing that values Maritime at less than $10 million. As shareholders you should be incensed.

Recent equity financings have likewise been well below what Anaconda is offering Maritime shareholders.  The Board can’t have it both ways.  As investors you know that the significant gap between any resource estimate and the current market valuation of the Company reflects the capital markets’ unbiased view of management’s capability of advancing the project towards production. Ask yourself, who do you hold accountable for Maritime’s market valuation? Next ask yourself, who is more likely to deliver accelerated production at Hammerdown? The answer is unequivocal: Anaconda with its track record of generating positive cash flow, fully-permitted and operating mill and tailings facility within trucking distance of Hammerdown, and superior access to capital. Maritime’s Management has no credible plan to advance Hammerdown in any meaningful way.

The Real Mine Plan for Anaconda

In attempting to create fear about the Offer, Maritime has used patently false assertions about production at Point Rousse. Our public disclosure makes it clear that Anaconda has in excess of two years of ore to supply to our mill without factoring in ongoing development initiatives at Argyle. By conveniently focusing on the market-guided completion of mining in one part of our operation, remaining silent on the fact that this pit will then convert to a fully-permitted tailings facility with a 15+-year life, and ignoring the remainder of our deposits, we guess that Maritime’s Management hoped you would be misled.

Based on the publicly available Point Rousse Technical Report (as defined below), filed on February 26, 2018, Anaconda explicitly states, as it has been consistently guiding all along in its public disclosure record, that it expected to complete mining in the main pit at Pine Cove late in the first quarter of 2018, with two additional pushbacks scheduled for 2019. The Point Rousse Technical Report also states that the Stog’er Tight deposit, which also feeds the Pine Cove Mill, has approximately 191,500 tonnes of higher grade reserves, and that together with Pine Cove stockpiles and material from pushbacks of the Pine Cove pit, would provide for at least two years of ore supply to the mill. The table below summarizes the Probable Mineral Reserves, which will be blended to ensure consistent production over the next two years.

Point Rousse Probable Mineral Reserves(1)(2)

Deposit	Cut-off (g/t) (3)	Probable Tonnes(4)	Au (g/t)	Ounces
Pine Cove	0.5	696,200	0.96	21,440
Stog’er Tight	1.0	191,500	2.39	14,740
Total		887,700		36,180

(1) The mineral reserve estimates for the Point Rousse Project have been calculated as of December 31, 2017.  There have been no material changes to the mineral reserves since the filing of the Technical Report prepared for Anaconda titled, “NI 43-101 Technical Report, Mineral Resource and Mineral Reserve Update on the Point Rousse Project, Baie Verte, Newfoundland and Labrador, Canada” with an effective date of December 31, 2017 (the “Point Rousse Technical Report”), other than from depletion due to mine operations.

(2) The Pine Cove and Stog’er Tight Mineral Resource statement is inclusive of Mineral Reserves

(3) Grams per tonne

(4) Mineral reserves have been rounded to 100 tonnes, ounces to 0.01 g/t Au and 10 ounces.  Minor discrepancies in summation may occur due to rounding.

Furthermore, the Point Rousse Technical Report highlights the Argyle deposit, discovered two years ago, as the next available source of mill feed.  The deposit remains open for expansion with the potential to increase in size over the next year, because of an improved geological understanding of the mineralized areas leading to more efficient drilling.  Recent exploration results have also opened up the possibility of underground development at Argyle.

In addition, the Argyle Environmental Registration document, which includes a proposed mine plan and layout is publicly available. The Argyle mine plan is not located within a protected watershed, as Maritime asserted, and Anaconda has received clear community support for its activities within the Argyle area. Overall, the project would not introduce any significant environmental concern to the area and would not infringe on local watershed areas.

Anaconda’s proposition is clear: We are offering you a compelling opportunity for both an immediate significant purchase premium and the ability to participate in a combined entity capable of accelerating the Hammerdown project and delivering   important synergies between the companies, without being exposed to single-asset risk.

Our Offer Presents Maritime Shareholders with a Clear Path Forward to Increased Shareholder Value

The choice before you is simple: Benefit from this unique opportunity to be part of a stronger combined entity and to improve the performance of your investment by tendering your Maritime Shares, OR ignore your past experience with Maritime, roll the dice on Maritime Management having newfound but undeclared insights for unlocking shareholder value, and bet on the status quo while being exposed to ongoing shareholder dilution.

The benefits of Anaconda’s premium Offer to Maritime shareholders are laid out in our recent Offer documents to you.  In short, they include:

•                  Continued participation in Maritime’s assets without the single asset permitting, development, and financing risks you currently face.  Indeed, there is a real opportunity to accelerate the Hammerdown project.

•                  Exposure to Anaconda’s producing assets, cash flow generation, and Mineral Resource and Reserve portfolio, including the Goldboro Gold Project in Nova Scotia, where the Company has demonstrated the opportunity to significantly expand the Mineral Resource.

•                  A proforma Company with an initial EV/Ounce of $43, with an opportunity to re-rate to the peer average of $119 per ounce, significantly increasing returns for shareholders of Maritime and Anaconda alike.

•                  Enhanced capital markets profile, increased liquidity, lower capital costs, and more financing opportunities.

•                  A combined company with meaningful synergies that translate into cash flow and value creation.

•                  A management team and Board with deep experience in financing and developing mines in Atlantic Canada.

In stark contrast, the “go it alone” choice offered by Maritime is, based on a poor track record, likely to remain one of continued chronic dilution used in large part to fund the lifestyles of the incumbent Management and Board rather than invested in advancing your asset. Your Management and Board’s interests are not aligned with yours and we are confident you will see past their simplistic attempts to misdirect you as you make your decision.

We believe the choice is an easy one.

Maritime Shareholders are encouraged to tender their shares prior to the deadline on July 27, 2018 at 5:00 p.m. EST.

For assistance, please contact Kingsdale Advisors at 1.855.682.2031 or contactus@kingsdaleadvisors.com

Sincerely,

Jonathan W. Fitzgerald

Chairman of the Board of Directors

APPENDIX — CORRECTION OF DIRECTOR’S CIRCULAR ERRORS AND OMISSIONS

Anaconda believes that the benefits of its premium Offer speaks for itself and have already received significant support from Maritime shareholders.  However, we realize that shareholders expect their Board of Directors to fulfil its fiduciary duty and provide independent, unbiased information in shareholders’ best interests. Unfortunately, there is only one truly independent Director on the Maritime Board and one half of the Board has a huge conflict of interest as they are Management representatives and incentivized to preserve their jobs along with their newly declared pay raises. In this context, it is not surprising the Circular contains misleading statements and factual and contextual errors. We have included this Appendix to our Letter to Shareholders to ensure you have meaningful information when making this important decision, and to clarify misleading and false statements.  In many cases, you can refer to the public record yourself, which demonstrates the false claims.

Offer and Financial Information

What Maritime Directors’ Circular Says

“Anaconda wants to use your money for their agenda”

The Facts

Anaconda’s “agenda” is to accelerate the development of Hammerdown and improve its financial metrics through operating synergies and leveraging existing infrastructure.  The Offer is intentionally a share deal so that shareholders of both companies participate in the upside.  By tendering to the premium Offer, Maritime shareholders receive an immediate premium, participation in a pro forma company with a vision to becoming a gold producer with production of 100,000 ounces per annum, increased liquidity, and a significant re-rating opportunity.  Maritime shareholders will no longer be subject to single asset risk and will participate in Anaconda’s cash flow generation at Point Rousse and the ongoing exploration and development at the high-grade, long life Goldboro Gold Project.

It is not clear to us how this “agenda” to create significant shareholder is not aligned with Maritime shareholders, which should make you question what Maritime’s Board and Management’s motivations truly are.

What Maritime Directors’ Circular Says

“Low-ball, opportunistic offer”

The Facts

Low-ball, opportunistic offers generally occur when an external event creates a temporary downward pressure on a company’s stock and the offer is made at a recent historical low to take advantage of the depressed price.  That’s not what happened here.  We remind you that (1) we have tried in good faith for two years to engage in meaningful discussion and reach a friendly deal, and (2) we announced our intention to make an offer at a level above where Maritime has traded in the past 12 months, which we then increased it when we formally announced the Offer.  The Offer Consideration represents $0.16 per Maritime Share and represents a premium of approximately 64%, based on the 20-day volume weighted average prices of the Maritime Shares on the TSX-V and the Anaconda Shares on the TSX immediately preceding the date Anaconda announced its intention to make an offer to Maritime Shareholders.

We also find it hypocritical that we are accused of a low-ball offer when your own Management undertook a reckless, below-market private placement only days before the release of the Circular, which was far below our Offer, at less than $0.10 per Maritime Share. There is no commercial justification for that and you should question (1) whether it was done to frustrate your ability to consider this Offer, and (2) whether any of this dilutive capital raise will be spent on Hammerdown.

What Maritime Directors’ Circular Says

“Anaconda’s shares may be inflated”

The Facts

It is difficult to rebut an argument that is neither substantiated nor logically consistent throughout the grab bag of “indicators” the Circular uses to try and support their theory — but we’ll try:

The suggestion that our recent share consolidation is inflating our stock demonstrates a worrisome lack of capital markets understanding by Maritime Management and its advisors. A share consolidation simply reduces the shares outstanding at an established ratio, the underlying market value does not change. A consolidation is no different to exchanging four quarters for a loonie. In fact, it is generally viewed that a share consolidation can create the opposite effect and place downward pressure on share price.

Finally, and most difficult to respond to, given the lack of logical consistency, is Maritime’s reference to project valuations.  On one hand, they suggest that Hammerdown is worth over $70 million and that somehow the market valuation of their stock doesn’t include that — however they mislead readers by using pre-tax figures, ignoring the combined Federal and Provincial tax rate of 30% and the Provincial mining tax of 15%. If we wish to be consistent and use their logic, Anaconda’s Goldboro Gold Project alone is worth over $75 million after tax at current gold prices, according to the technical report entitled “Goldboro Project Preliminary Economic Assessment” prepared for Anaconda, dated March 2, 2018, which does not incorporate any of the significant high-grade results recently published.  Therefore, if the market values Anaconda the same way it does Maritime, perhaps the answer is that the market rewards achievement and progress at Anaconda that is lacking at Maritime.  That is not inflation; that is fundamental market valuation and one of the many reasons to tender and become part of the new Anaconda.

What Maritime Directors’ Circular Says

“Cash will be required to develop Hammerdown”

The Facts

This is a fact equally true of Maritime and Anaconda, and in no way a reason to reject the transaction.  On the contrary, with Anaconda’s cash flow generation, higher market capitalization, liquidity, resource base and operating experience — we have far more access to capital and at a lower cost than Maritime to finance Hammerdown.  To look at it the other way, for Maritime to finance their estimated $67.8 million development costs would require massive shareholder dilution far below their proforma ownership under our Offer, if you are even willing to accept the premise that Maritime actually has access to the capital at all. Based on past record and the fact that Maritime would need to raise roughly seven times its market capitalization, its development assumptions may be stretched.

What Maritime Directors’ Circular Says

“Maritime has the capacity to restart Hammerdown without excessive dilution”

The Facts

That would require financial alchemy that simply is not possible.  As a non-producing company, Maritime likely cannot access debt capital so its only option is more of the chronic dilution that shareholders have experienced for years.

What Maritime Directors’ Circular Says

“If the bid is successful, Maritime Shareholders’ ability to participate in the benefits of Maritime’s assets will be reduced.”

The Facts

Quite the opposite is true.  By tendering to the premium Offer, Maritime shareholders will receive an immediate premium and the opportunity to accelerate the development of Hammerdown plus the improved financial metrics of synergies that only exist if the Offer is successful.  Maritime shareholders will gain additional benefits including greater market presence, increased liquidity, participation in a pro forma company with a vision to becoming a gold producer with production of 100,000 ounces per annum, and a significant re-rating opportunity.  Maritime shareholders will no longer be subject to single asset risk and will participate in Anaconda’s cash flow generation at Point Rousse and the ongoing exploration and development at the high-grade, long life Goldboro Gold Project.

What Maritime Directors’ Circular Says

“Anaconda is spending more than it’s making”

The Facts

Management’s statements that Anaconda cannot cover its own operating costs is patently false and intentionally omits material information in a feeble attempt to prop up its tenuous claim. The facts are Anaconda generated earnings before interest, taxes, depreciation and amortization (“EBITDA”) of $5.6 million from its Point Rousse Project during the seven months ended December 31, 2017, generating operating cash flow of $2.0 million, which is after paying for corporate and other costs. In the first quarter of 2018, the Company generated $3.3 million of EBITDA at Point Rousse, and generated operating cash flow of $1.0 million, again after paying corporate and other costs.  We not only cover our costs, our operational performance, cost management, and resulting cash flow generation enables us to invest in our projects to create shareholder value.  During our most recent quarter alone we invested $1.5 million into developing our assets, which included exciting high-grade results at the Goldboro Gold Project.

How much of Maritime’s dilutive financings were used to advance Hammerdown?  Recently, instead of investing scarce cash into Hammerdown, Management instead spent critical development capital on speculative optioning and exploration of the greenfield Whisker Valley project. One of the many advantages to tendering to the premium Offer is that you will benefit from Anaconda’s experienced management team being focused on key assets such as Hammerdown, which will create shareholder value that has not been delivered by Maritime.

Technical Information

What Maritime Directors’ Circular Says

“Mining at Anaconda’s Operations will end before July 2018”

The Facts

Most of Management’s comments with respect to Anaconda’s operations are patently and demonstrably false based on publicly available information filed by Anaconda.

The statement that Anaconda has only five months of ore mill feed is categorically false.  Based on the updated Point Rousse Technical Report, Anaconda explicitly stated, as it has been guiding the market all along, that it expects to complete mining in the main pit at Pine Cove late in the first quarter of 2018.  Anaconda has already publicly confirmed mining from the bottom of the Pine Cove pit is complete in its April 12, 2018 press release.

The pit is now being converted into a fully-permitted tailings facility with 15+ years of capacity at current throughput rates, with two pushbacks of the pit scheduled for production in 2019.

The Point Rousse Technical Report indicates that the Stog’er Tight deposit, which also feeds the Pine Cove Mill, has approximately 191,500 tonnes of higher grade reserves, that together with Pine Cove Stockpiles and other Pine Cove Material, would provide for at least two years of ore supply to the mill.

Point Rousse Mineral Resources(1)(2)(5)

(Effective December 31, 2017)

Deposit	Cut-off (g/t) (3)	Indicated Tonnes(4)	Au (g/t)	Ounces
Pine Cove	0.5	863,500	2.07	57,730
Stog’er Tight	0.8	204,100	3.59	23,540
Argyle	0.5	543,000	2.19	38,300
Total Point Rousse		1,610,600	2.30	119,570

Deposit	Cut-off (g/t) (3)	Inferred Tonnes(4)	Au (g/t)	Ounces
Pine Cove	0.5	476,300	1.39	21,330
Stog’er Tight	0.8	252,000	3.30	26,460
Argyle	0.5	517,000	1.80	30,300
Total Point Rousse		1,245,300	1.95	78,090

Point Rousse Probable Mineral Reserves

Deposit	Cut-off (g/t) (3)	Probable Tonnes(4)	Au (g/t)	Ounces
Pine Cove	0.5	696,200	0.96	21,440
Stog’er Tight	1.0	191,500	2.39	14,740
Total Point Rousse		887,700	1.27	36,180

(1)  The mineral reserve estimates for the Point Rousse Project have been calculated as of December 31, 2017.  There have been no material changes to the mineral reserves since the filing of the Technical Report prepared for Anaconda titled, “NI 43-101 Technical Report, Mineral Resource and Mineral Reserve Update on the Point Rousse Project, Baie Verte, Newfoundland and Labrador, Canada” with an effective date of December 31, 2017 (the “Point Rousse Technical Report”), other than from depletion due to mine operations.

(2) The Pine Cove and Stog’er Tight Mineral Resource statement is inclusive of Mineral Reserves

(3) Grams per tonne

(4) Mineral reserves have been rounded to 100 tonnes, ounces to 0.01 g/t Au and 10 ounces.  Minor discrepancies in summation may occur due to rounding.

(5) This table is based on the Point Rousse Technical Report.

What Maritime Directors’ Circular Says

“Maritime questions Anaconda’s Future Production”

The Facts

In the updated Point Rousse Technical Report, Anaconda provides the list of reserves outlining the mining and milling plan for the next two years.  Anaconda has clearly outlined its production plan at the Point Rousse Project through the development and mining of Stog’er Tight and the development of the Argyle Resource.

The Point Rousse Technical Report clearly highlights the Argyle deposit, discovered two years ago, as the next available source of mill feed. The Company has commenced the permitting process with the submission of an Environmental Registration document, which includes a proposed mine plan and layout, and is publicly available at http://www.mae.gov.nl.ca/env_assessment/projects/Y2018/1959/index.html.  Further details will be disclosed in Development Rehabilitation and Closure plans which will be submitted to Department of Natural Resources by end of May and July respectively.

The proposed Argyle mine is not located within a protected watershed as Maritime suggests, and Anaconda has received clear community support for its activities within the Argyle area. The deposit remains open for expansion with the potential to increase in size in the next year, with continued drilling, and recent geological understanding and drill results, have opened up the possibility of underground development at Argyle.

Maritime’s suggestion that Argyle’s proximity to a watershed boundary makes it un-mineable is false, and we direct interested parties to the link to our publicly available Environmental Registration document.  The mine plan as submitted does not impact on proximate watershed areas, and overall the project would not introduce any significant environmental concern to the area, consisting only of the open pit mine and related infrastructure. There would be no presence of processing or tailings, as ore would be shipped and processed at Pine Cove.

What Maritime Directors’ Circular Says

“Maritime Shareholders would contribute 83% of the Mineral Reserves but only receive a 23% interest in Anaconda”

The Facts

Once again, Maritime has attempted to make a misleading statement by omitting important facts.  Anaconda is contributing a 1,300 tonne-per-day mill, 15+ years of tailings capacity, current project operating cash flow that averages approximately [$8M] per year, 61% of the Measured and Indicated Mineral Resources, and an experienced workforce and senior management team. Maritime has not included these highly important attributes in its evaluation, and therefore their assertion should be highly discounted.

Maritime’s proven and probable reserves are not actually Mineral Reserves, as they are not quoted on a diluted and recoverable basis. Anaconda’s proven and probable reserves include a dilution and recovery factor.

Maritime has incorrectly stated Anaconda’s Inferred Resources in their Circular. Anaconda has 456,390 ounces of Inferred Resources between Point Rousse, Goldboro and the Great Northern Project.

What Maritime Directors’ Circular Says

“Anaconda claims they have a 145,000-tonne stockpile, however they do not disclose the grade, nor the economic viability of that ore”

The Facts

This claim is completely false.  It is fully disclosed in the Company’s updated Point Rousse Technical Report.  The Company has been mining at the Pine Cove open pit mine continuously since 2008 and has extracted 118,028 ounces of gold. Table 44 of the Point Rousse Technical Report and replicated below are estimates of probable reserves remaining (including stockpiles) in the Pine Cove pit as of December 31, 2017 of approximately 696,200 tonnes of ore at a diluted grade of 0.96 g/t.

Push Back	Total Materials	Waste Tonnes	Cut-off g/t gold	Diluted Ore Tonnes	Diluted Ore grade g/t gold	Ounces Oz
Pine Cove Main Pit	229,500	126,400	0.5	108,300	1.24	4,330
North Western Extension	513,200	464,800	0.5	51,700	0.96	1,600
Pine Cove Pond	645,000	532,500	0.5	118,100	1.14	4,340
Marginal Pile	88,800	0	0.5	88,800	0.80	2,290
Marginal Pile_low 1	179,700	0	0.5	179,700	0.50	2,890
ROM Pile	149,500	0	0.5	149,500	1.25	6,010
Total Approved Reserves	1,805,700	1,123,700	0.5	696,200	0.96	21,440

*Numbers are rounded

It should be concerning to all Maritime shareholders that its Management and Board would make such a patently false statement.

What Maritime Directors’ Circular Says

“Anaconda will need to raise $89 million in capital to advance Goldboro Gold Project”

The Facts

Of course, the Goldboro Gold Project will require capital to develop, and the same is true for Maritime and the Hammerdown mine.  Under Maritime’s pre-feasibility study for Hammerdown, it will take four years of pre-production and development and $68 million in capital cost, for a project with half the mine life of Goldboro, at a production profile that is 10,000 ounces less per annum.  Furthermore, the stated $68 million capital cost ignores capital requirements to implement a crushing and grinding circuit at Nugget Pond, let alone any costs associated with Rambler allowing Maritime to use the facility, and is completely silent on the requirement for tailings capacity.

Anaconda has clearly laid out a plan to leverage existing infrastructure to reduce capital and operating costs, allowing Maritime shareholders the opportunity to both accelerate the development of Hammerdown and improve its financial metrics.

What Maritime Directors’ Circular Says

Recovery comparisons between the Pine Cove Mill and Nugget Pond Mill

The Facts

The continued comparison of the Pine Cove Mill’s average recovery of 85%-87% to historical Nugget Pond recovery of Hammerdown ore is completely misleading and technically incorrect. Previously, Hammerdown ore was processed using a whole ore leach (grinding and leaching).  Anaconda will use this same technique to process Hammerdown ore at Pine Cove, since the ore does not require floatation, and anticipates similar recoveries as historical processing.  Consequently, the comparison of the recoveries from Pine Cove ore, which requires flotation, with the recovery of Hammerdown ore is misleading and technically incorrect.

To compare the two mills, the flotation recovery must be taken out of the Pine Cove Mill circuit.  On that consistent basis, and before any optimization efforts, the Pine Cove Mill would produce similar recoveries to the Nugget Pond mill, utilizing its current circuits.

Furthermore, not only does Anaconda expect to achieve similar recovery rates, it expects to be able to achieve cost savings above the pre-feasibility study projections.  Milling costs at the Company’s Pine Cove Mill have averaged just over $20 per tonne, which is approximately 40% lower than the processing cost of $32.89 per tonne quoted in the Green Bay Property Technical Report (which doesn’t include a toll milling charge which will be payable to Rambler Metals and Mining, the owner of the Nugget Pond Mill).  In addition, haulage and associated transportation costs should be materially reduced by using the Pine Cove Mill rather than the Nugget Pond Mill for processing ore. Pine Cove Mill is the closest operating mill to the Green Bay Property and is located approximately 50 kilometres on a round trip basis than the Nugget Pond Mill.

What Maritime Directors’ Circular Says

Use of Nugget Pond

The Facts

Maritime Management has also stated that the Nugget Pond mill would require “only modest capital to construct an additional grinding circuit, and Rambler could easily place the gold stream into production.” The costs associated with these capital expenditures are not disclosed in the pre-feasibility study, and for the existing Nugget Pond Mill to be available to process ore from the Green Bay Property, Rambler Metals would have to either divert its current processing operations to another mill or build a new grinding circuit.  In addition, Maritime has no control over Rambler Metals and there is no current agreement in place that provides Maritime with guaranteed access to Nugget Pond.

Critically, the processing of Hammerdown ore would require tailings capacity, for which Rambler is not yet permitted, and whose permit application does not contemplate ore from other sources, as evident from Rambler’s public tailings permit application.

The Negotiation Process Information

What Maritime Directors’ Circular Says

“Unanimous Board recommendation”

The Facts

It is worth noting the Maritime has a Board of four, two of whom are the CEO and COO and are therefore conflicted. Proper governance would see a committee of independent directors established to review the Offer and make a recommendation to the Board for approval. That was not done and is not possible. Half of the Board is trying to protect their jobs and is not representing shareholders’ best interests.

What Maritime Directors’ Circular Says

Maritime is “considering strategic opportunities to enhance shareholder value in the near-term”

The Facts

The fact pattern is that Maritime Management has resisted every attempt to engage in a constructive dialogue and each of their actions have been defensive, first with an advance notice by-law, then with a shareholder rights plan, after receiving a bona fide offer, and then with a reckless and unnecessary private placement below market.  The natural synergies between Anaconda and Maritime are a clear strategic opportunity to create value.

Shareholders should ask if Management’s track record indicates any likelihood of near-term value creation.

What Maritime Directors’ Circular Says

“Anaconda rejected Request for Due Diligence”

The Facts

This is a blatantly misleading statement as it conveniently omits that Maritime insisted on a non-market standstill (once again, seeking to entrench their roles at the expense of Maritime shareholders) and refused to enter a standard non-binding Letter of Intent, subject to due diligence. The reality is that we wished to engage in discussions towards a friendly deal to combine these two companies and were more than willing to sign a confidentiality agreement and open our books as part of a process — this is standard protocol.  It should be surprising that Maritime’s Management was not able to assess the value proposition from Anaconda; as a TSX-listed company, all our key information is publicly available in any case, including updated technical reports for Point Rousse and Goldboro.  Normal course for a transaction of this kind would be to establish an agreement on at least the parameters of valuation before proceeding into due diligence.  What is absurd is being asked for assurances we would not pursue a transaction as a condition of confidentiality — when we didn’t even have agreement on valuation parameters.

QUALIFIED PERSON

Gordana Slepcev, P. Eng., Chief Operating Officer, Anaconda, is a “qualified person” as such term is defined in National Instrument 43-101 and has reviewed and approved the technical information and data included in this letter.

NOTICE TO MARITIME SHAREHOLDERS IN THE UNITED STATES

The Offer is made for the securities of a foreign company. The Offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in, or incorporated by reference into, the Offer to Purchase and Circular, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the Company is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the Company may purchase securities otherwise than under the Offer, such as in open market or privately negotiated purchases.

The Offer will not be made in, nor will deposits of securities be accepted from a person in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction.

NON-IFRS MEASURES

Anaconda has included certain non-IFRS performance measures as detailed below. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

FORWARD-LOOKING INFORMATION

This letter contains “forward-looking information” within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes, but is not limited to, the Offer, the value of the common shares of Anaconda received under the Offer, the completion of the Offer and related transactions, the Company’s future exploration, development and operational plans, including the development of Hammerdown, the ability to leverage synergies, potential increases in the Company’s value and production growth profile, the estimation minerals reserves and mineral resources, the timing, costs and amount of future production. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the opinions and estimates of management at the date the information is made, and is based on a number of assumptions and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Anaconda to be materially different from those expressed or implied by such forward-looking information, including risks associated with the exploration, development and mining such as economic factors as they effect exploration, future commodity prices, changes in foreign exchange and interest rates, actual results of current production, development and exploration activities, government regulation, political or economic developments, environmental risks, permitting timelines, capital expenditures, operating or technical difficulties in connection with development activities, employee relations, the speculative nature of gold exploration and development, including the risks of diminishing quantities of grades of resources, contests over title to properties, and changes in project parameters as plans continue to be refined as well as those risk factors discussed in the Offer to Purchase and Circular of Anaconda and annual information form for the seven month period ended December 31, 2017, both available on www.sedar.com.  Although Anaconda has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Anaconda does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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ABOUT ANACONDA MINING INC.

Anaconda is a TSX-listed gold mining, exploration and development company, focused in the prospective Atlantic Canadian jurisdictions of Newfoundland and Nova Scotia. The Company operates the Point Rousse Project located in the Baie Verte Mining District in Newfoundland, comprised of the Pine Cove open pit mine, the fully-permitted Pine Cove Mill and tailings facility, the Stog’er Tight Mine and the Argyle deposit, as well as approximately 5,800 hectares of prospective gold-bearing property. Anaconda is also developing the Goldboro Project in Nova Scotia, a high-grade Mineral Resource.

The Company also has a pipeline of organic growth opportunities, including the Great Northern Project on the Northern Peninsula and the Tilt Cove Property on the Baie Verte Peninsula.

FOR ADDITIONAL INFORMATION CONTACT:

Anaconda Mining Inc.
Dustin Angelo
President and CEO
(647) 260-1248
dangelo@anacondamining.com
www.AnacondaMining.com